Exhibit 12.1

EOP Operating Limited Partnership
Statement of Earnings to Fixed Charges
(Dollars in thousands)

	For the six months ended	For the years ended
	June 30, 2004	2003	2002	2001	2000	1999
Income / (Loss) before income taxes, allocation to minority interests, income from investments in unconsolidated joint ventures and discontinued operations	$209,097	$443,435	$650,939	$494,034	$422,925	$388,538

Plus Fixed Charges:
Interest expense	414,401	819,914	809,223	727,338	521,746	409,965
Capitalized interest	3,663	10,089	20,467	23,538	14,277	18,030
Loan amortization cost	4,348	6,976	4,964	15,131	11,344	14,596

Fixed charges	422,412	836,979	834,654	766,007	547,367	442,591
Plus amortization of capitalized interest	1,255	2,043	1,636	1,226	1,026	522
Plus distributed income of investments in unconsolidated joint ventures	29,006	87,624	149,224	82,409	63,942	14,389
Less capitalized interest	(3,663)	(10,089)	(20,467)	(23,538)	(14,277)	(18,030)

Total	26,598	79,578	130,393	60,097	50,691	(3,119)
Earnings	$658,107	$1,359,992	$1,615,986	$1,320,138	$1,020,983	$828,010

Fixed charges	$422,412	$836,979	$834,654	$766,007	$547,367	$442,591

Earnings to fixed charges	1.6	1.6	1.9	1.7	1.9	1.9